SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company ("KCP&L"), a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

6.05% Senior Notes due 2035, Series A (the "Notes").

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$250 million in aggregate principal amount.

4.	Rate of interest per annum of each security:

6.05%.

5.	Date of issue, renewal or guaranty of each security:

November 17, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

November 15, 2035.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The initial purchasers of the Notes are BNP Paribas Securities Corp., J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC, BNY Capital Markets, Inc., KeyBanc Capital Markets, a Division of McDonald Investments Inc., and Wachovia Capital Markets LLC.

9.	Collateral given with each security:

None.

10.	Consideration given for each security:

KCP&L received net proceeds of 98.532% of the aggregate principal amount of the Notes.

11.	Application of proceeds of each security:

Financing the existing business of KCP&L.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Kansas City Power & Light Company

By: /s/Terry Bassham
Terry Bassham
Chief Financial Officer

Dated: November 23, 2005.